                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                         BioCryst Pharmaceuticals, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 par value
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  09058V 10 3
------------------------------------------------------------------------------
                                 (CUSIP Number)

                            William W. Featheringill
                        c/o Private Capital Corporation
                         100 Brookwood Place, Suite 410
                           Birmingham, Alabama 35209
                                  205-879-2722
------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 21, 1997
          ------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 8 Pages)

---------------------------------------------------------                            ---------------------------------------
                 CUSIP NO. 09058V 10 3                               13D                       Page 2 of 8 Pages
---------------------------------------------------------                            ---------------------------------------
----------------------------------------------------------------------------------------------------------------------------
   1.      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                   WILLIAM W. FEATHERINGILL
----------------------------------------------------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a)  [ ]
                                                                                                         (b)  [ ]



----------------------------------------------------------------------------------------------------------------------------
   3.      SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------------
   4.      SOURCE OF FUNDS*

                                   PF
----------------------------------------------------------------------------------------------------------------------------
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


---------- -----------------------------------------------------------------------------------------------------------------
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                                   US
----------------------------------------------------------------------------------------------------------------------------
        NUMBER OF            7.    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                           2,181,200(3)
        OWNED BY           -------------------------------------------------------------------------------------------------
        REPORTING            8.    SHARED VOTING POWER
         PERSON
          WITH             -------------------------------------------------------------------------------------------------
                             9.    SOLE DISPOSITIVE POWER

                                             2,181,200(3)
                           -------------------------------------------------------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER

                                             65,000(1)
----------------------------------------------------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,203,178(2)(3)(4)
----------------------------------------------------------------------------------------------------------------------------
   12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*


----------------------------------------------------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                   15%
----------------------------------------------------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON*

                                   IN
----------------------------------------------------------------------------------------------------------------------------

-------------------------
(1) Purchased (3/22/96) and held in the record name of John P.K. Featheringill, under an agency basis subject to option to acquire record ownership. Agent has sole voting power.
(2) Includes 65,000 shares held in the name of John P.K. Featheringill. See 10 above.
(3) Includes 299,900 shares held by the Featheringill Family Partnership. Mr. Featheringill is the sole manager of the Featheringill Family Partnership with investment and voting power for such shares.
(4) Includes options to purchase 21,978 shares.

CUSIP No. 09058 V 10 3                                        Page 3 of 8 Pages



Item 1.  Security and Issuer.

         This Statement on Schedule 13D relates to shares of Common Stock, $0.01 par value (the "Common Stock"), of BioCryst Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 2190 Parkway Lake Drive, Birmingham, AL 35244.


Item 2.  Identity and Background.

         Item 2 is hereby amended and restated as follows:

         This Statement is filed by William W. Featheringill (the "Reporting Person"). The following sets forth the Reporting Person's name, business address, principal occupation, the name, principal business and address of the corporation or organization in which such occupation is conducted and citizenship.

                  Name:                              William W. Featheringill

                  Business Address:                  Private Capital Corporation
                                                     100 Brookwood Place, Suite 410
                                                     Birmingham, AL  35209

                  Principal Occupation:              Investments

                  Name, Principal Business
                  and Address of Corporation
                  or Organization in which
                  such Occupation is Conducted:      Private Capital Corporation
                                                     100 Brookwood Place, Suite 410
                                                     Birmingham, AL  35209

                  Citizenship:                       United States

         During the five years prior to the date hereof, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and restated as follows:

         On May 16, 1995, the Reporting Person purchased 1,000,000 shares of Common Stock of the Issuer with personal funds.

CUSIP No. 09058 V 10 3                                        Page 4 of 8 Pages



         On March 22, 1996, the Reporting Person purchased 235,000 shares of Common Stock of the Issuer with personal funds.

         On 3/22/96, 65,000 shares of common stock of the Issuer were purchased with personal funds advanced by the Reporting Person and are held in the record name of John P.K. Featheringill, the undersigned's brother, under an agency basis, subject to the option of the undersigned to acquire record ownership. John P.K. Featheringill has sole voting power with respect to said shares.

         As of January 5, 1998, the Reporting Person had purchased an additional 581,300 shares of Common Stock of the Issuer with personal funds.

         In addition, as of November 21, 1997, the Featheringill Family Partnership had purchased 299,900 shares of Common Stock of the Issuer. The Reporting Person is the sole manager with investment and voting power of the Featheringill Family Partnership.


Item 4.  Purpose of Transaction.

         Item 4 is hereby amended and restated as follows:

         The Reporting Person acquired the shares of Common Stock of the Issuer as an investment in the Issuer.

         Although the Reporting Person has not formulated any definitive plans, he may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when he deems it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

         Except as indicated in this Schedule 13D, as amended, the Reporting Person currently has no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated as follows:

         (a) and (b) The Reporting Person beneficially owns 2,203,178 shares of the Common Stock, or 15%of the outstanding shares of Common Stock, of the Issuer. This figure includes 65,000 shares purchased on March 22, 1996 and held in record name John P.K. Featheringill under an agency basis, subject to option to acquire record ownership on behalf of the undersigned. John P.K. Featheringill has sole voting power with respect to said shares. In addition, this figure includes the 299,900 shares acquired by the Featheringill Family Partnership for which the Reporting Person is the sole manager with investment and voting power for such shares. This figure also includes options to purchase 21,978 shares of Common Stock of the Issuer. The Reporting Person has sole power to vote and to dispose of 1,816,300 shares of Common Stock of the Issuer held directly by the Reporting Person.

CUSIP No. 09058 V 10 3                                        Page 5 of 8 Pages



         (c) The Reporting Person acquired 1,000,000 shares of Common Stock of the Issuer on May 16, 1995 for $5.50 per share directly from the Issuer in a private placement.

         The Reporting Person acquired 235,000 shares of Common Stock of the Issuer on March 22, 1996 for $8.00 per share directly from the Issuer in a private placement.

         On 3/22/96, 65,000 shares of Common Stock of the Issuer were purchased from the Issuer with personal funds advanced by the Reporting Person and are held in the record name of John P.K. Featheringill, the undersigned's brother, under an agency basis, subject to the option of the undersigned to acquire record ownership. John P.K. Featheringill has sole voting power with respect to said shares.

         The Reporting Person acquired the following 581,300 shares of Common Stock of the Issuer on the following dates for the following prices per share:

           Number of shares         Date                      Price per share
           ----------------         ----                      ---------------
           1.      5,000            5/29/97                        $13.004
           2.      7,000            7/7/97                          12.370
           3.      4,000            9/30/97                          6.787
           4.      4,000            10/01/97                         8.000
           5.        500            10/07/97                         6.818
           6.      3,000            10/08/97                         7.070
           7.     30,000            10/14/97                         7.575
           8.     23,000            10/15/97                         7.512
           9.      2,000            10/15/97                         7.512
          10.     25,000            10/16/97                         7.575
          11.      2,000            10/17/97                         7.575
          12.      5,000            10/21/97                         7.827
          13.      2,000            10/24/97                         7.827
          14.     12,000            10/27/97                         7.701
          15.     10,000            10/27/97                         7.701
          16.      1,000            10/28/97                         7.196
          17.      5,000            10/29/97                         7.575
          18.      7,500            10/30/97                         7.757
          19.     10,000            10/31/97                         7.575
          20.      1,000            10/31/97                         7.448
          21.      7,500            11/4/97                          7.575
          22.      1,800            11/6/97                          7.575
          23.      3,000            11/7/97                          7.701
          24.        800            11/7/97                          7.448
          25.      6,000            11/7/97                          7.575
          26.      5,000            11/10/97                         7.575
          27.      7,000            11/10/97                         7.575
          28.     13,000            11/11/97                         7.575
          29.      2,500            11/12/97                         7.448
          30.     22,500            11/12/97                         7.575
          31.      7,500            11/12/97                         7.575
          32.      7,000            11/13/97                         7.575

CUSIP No. 09058 V 10 3                                        Page 6 of 8 Pages



          33.     12,500            11/14/97                         7.475
          34.     25,000            11/17/97                         7.500
          35.      3,000            11/18/97                         7.500
          36.     15,000            11/18/97                         7.500
          37.     10,000            11/19/97                         7.500
          38.      5,000            11/21/97                         7.575
          39.     10,000            12/1/97                          7.087
          40.     17,000            12/2/97                          7.000
          41.      3,000            12/2/97                          6.937
          42.     10,000            12/2/97                          6.944
          43.      2,500            12/3/97                          6.750
          44.      5,000            12/4/97                          6.818
          45.     23,000            12/5/97                          6.776
          46.     16,500            12/8/97                          6.600
          47.     21,500            12/11/97                         6.500
          48.     11,200            12/12/97                         6.568
          49.     30,000            12/16/97                         6.719
          50.     20,000            12/22/97                         6.875
          51.      5,000            12/23/97                         6.875
          52.      5,000            12/24/97                         6.875
          53.      5,000            12/29/97                         6.944
          54.     10,000            12/29/97                         6.875
          55.      5,000            12/30/97                         6.750
          56.     35,000            12/30/97                         6.875
          57.      1,000            12/31/97                         6.500
          58.      4,000            12/31/97                         6.625
          59.     15,000            12/31/97                         6.750
          60.      1,000            12/31/97                         6.813
          61.     12,500            1/5/98                           7.094


         The Featheringill Family Partnership purchased the following 299,900 shares of Common Stock on the following dates for the following prices per share:

           1.    180,000            9/26/96                         10.000
           2.     40,900            10/21/97                         7.750
           3.     15,000            10/28/97                         7.185
           4.     11,000            10/28/97                         7.185
           5.      2,500            10/31/97                         7.750
           6.     25,000            11/4/97                          7.435
           7.      5,000            11/14/97                         7.497
           8.      5,000            11/17/97                         7.497
           9.      2,000            11/18/97                         7.437
          10.      5,000            11/20/97                         7.685
          11.      8,500            11/21/97                         7.560

         (d) & (e) Inapplicable.

CUSIP No. 09058 V 10 3                                        Page 7 of 8 Pages



Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Item 6 is hereby amended and restated as follows:

         The Issuer has granted to the Reporting Person options to purchase 21,978 shares of Common Stock of the Issuer. Other than such options, there is no contract, arrangement, understanding or relationship between the Reporting Person and any other person, with respect to any securities of the Issuer.


Item 7.  Material to be Filed as Exhibits.

         None

CUSIP No. 09058 V 10 3                                        Page 8 of 8 Pages



                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  March 24, 1998
     -------------------



                                             /s/ William W. Featheringill
                                             ----------------------------
                                             William W. Featheringill